ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

December 2, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

December 2, 2003 - Announcement of Closing of Financing
December 2, 2003 - Announcement of Closing of Acquisition

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

December 2, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

December 2, 2003 - Announcement of Closing of Financing
December 2, 2003 - Announcement of Closing of Acquisition

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund Press Release

ADVANTAGE ENERGY INCOME FUND ANNOUNCES CLOSING OF $140 MILLION FINANCING

DECEMBER 2, 2003

Calgary, December 2, 2003 - Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or the "Fund") has closed its previously announced issue of 5,100,000 trust units issued at a price of $15.75 per unit for gross proceeds of $80,325,000 and $60 million aggregate principal amount of 8.25% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures"). The offering was made on a bought deal basis through a syndicate of underwriters led by Scotia Capital and including BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp. and Raymond James Ltd. Purchasers of trust units who continue to hold such trust units on December 31, 2003 will be eligible to receive the distribution to be paid by Advantage on January 15, 2004. The Convertible Debentures, with a face value of $1,000 per debenture, have a coupon of 8.25%, mature on February 1, 2009 and are convertible into trust units of Advantage at a price of $16.50 per trust unit. Purchasers converting their Convertible Debentures will receive accrued and unpaid interest thereon. Purchasers of the Convertible Debentures will receive interest semi-annually with the first interest payment on August 1, 2004. The Convertible Debentures are listed for trading on the TSX (AVN.DB.B).

A portion of the net proceeds of the offering will be used by Advantage to fund the proposed acquisition of MarkWest Resources Canada Corp. ("MarkWest") with the balance of such net proceeds to be used to reduce outstanding indebtedness under Advantage's credit facilities, to fund drilling and exploitation capital expenditures in Advantage's core areas and for general purposes. The acquisition of MarkWest is expected to close on or before December 5, 2003.

The offering of the trust units and Convertible Debentures was made in Canada pursuant to a short-form prospectus, to Qualified Institutional Buyers in the United States pursuant to the exemption from registration provided by Rule 144A under the Securities Act of 1933 and internationally as permitted.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

This press release is not for release or distribution in the United States.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund News Release

Advantage Energy Income Fund Announces Closing of Previously Announced Purchase of MarkWest Resources Canada Corp.

December 2, 2003

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage") (AVN.UN-TSX) announced today that it has closed the previously announced acquisition of MarkWest Resources Canada Corp. ("MarkWest").

The acquisition is consistent with the Fund's strategy of focusing on natural gas and light oil acquisitions that provide significant low risk drilling upside. This transaction will be highly accretive to Advantage's 2004 cash flow and production per unit both immediately and on a fully diluted basis and will provide the Fund with numerous low risk natural gas drilling opportunities.

The transaction increases Advantage's daily production by 35% to approximately 16,800 boe/d with 83% being natural gas.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information from Advantage contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Ph: (416) 945-6636
Toll free: 1-866-393-0393

Advantage Energy Income Fund
3100, 150 – 6th Avenue SW
Calgary, Alberta
T2P 3Y7
Ph: (403) 261-8810
Fax: (403) 262-0723
Web: www.advantageincome.com
E-mail: advantage@advantageincome.com